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SEC FILE NUMBER
8-68759

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andbanc Brokerage, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Ave., Suite 1050
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman — 561-771-0036 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name - *if individual, state last, first, middle name*)

5489 Wiles Road, Unit 303	Coconut Creek	Florida	33073
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

OATH OR AFFIRMATION

I, Joaquin Frances, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andbanc Brokerage, LLC as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DARIUS LASHKARI
Notary Public – State of Florida
Commission # GG 143206
My Comm. Expires Jan 9, 2022
Bonded through National Notary Assn.

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Andbanc Brokerage LLC
Financial Statements
December 31, 2019

Andbanc Brokerage LLC
Table of Contents
December 31, 2019

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of Andbanc Brokerage LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Andbanc Brokerage LLC as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Andbanc Brokerage LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Andbanc Brokerage LLC's management. Our responsibility is to express an opinion on Andbanc Brokerage LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Andbanc Brokerage LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information comprising of, Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934, Schedule II: Computation of Aggregate Indebtedness and Schedule III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Andbanc Brokerage LLC's financial statements. The supplemental information is the responsibility of Andbanc Brokerage LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Andbanc Brokerage LLC's auditor since November 2017.

Assurance Dimensions
Margate, Florida
February 25, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Andbanc Brokerage LLC
Statement of Financial Condition
As of December 31, 2019

Assets	
Cash	$ 75,503
Due from clearing broker	1,948,481
Deposit with clearing broker	256,448
12b1 fees receivable	94,114
Employee advances	435,615
Prepaid expenses and other assets	19,460
Furniture and equipment, net	45,987
Total Assets	$ 2,875,608
Liabilities	
Accounts payable and accrued expenses	$ 77,189
Commissions payable	27,535
Due to related party	49,804
Total Liabilities	154,528
Member's Equity	2,721,080
Total Liabilities and Member's Equity	$ 2,875,608

See accompanying notes to financial statements.

Andbanc Brokerage LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Riskless principal transactions	$ 2,619,644
Riskless principal transactions- related parties	324,122
Commissions	591,892
12B1 fees	503,426
Administrative fees	207,625
Other	99,640
Total Revenues	4,346,349
Operating Expenses	
Compensation and employee benefits	1,627,651
Commission expense	661,958
Clearing charges	335,322
Data services	183,909
Professional fees	177,655
Occupancy expense- related party	145,511
Travel expense	100,736
Regulatory fees	25,605
Depreciation	20,784
Interest expense	13,217
Finders fees	12,667
General and administrative fees	12,422
Total Operating Expenses	3,317,437
Net Income	$ 1,028,912

See accompanying notes to financial statements.

Andbanc Brokerage LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Member's Equity, December 31, 2018	$1,962,168
Distributions	(270,000)
Net income	1,028,912
Member's Equity, December 31, 2019	$2,721,080

See accompanying notes to financial statements.

Andbanc Brokerage LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows provided by operating activities	
Net income	$ 1,028,912
Adjustments to reconcile net income to cash provided by (used in) operating activities:	
Depreciation	20,784
Changes in operating assets and liabilities:	
Due from clearing broker	(1,054,862)
Prepaid expenses and other assets	(9,735)
12b1 fees receivable	51,286
Employee advances	10,197
Deposit with clearing broker	(5,153)
Account payable and accrued expenses	43,233
Commissions payable	(10,481)
Due to related party	21,835
Net cash provided by operating activities	96,016
Net cash used in in financing activities	
Distributions	(270,000)
Net Decrease in Cash	(173,984)
Cash at Beginning of Year	249,487
Cash at End of Year	$ 75,503

Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ 13,217

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Andbanc Brokerage LLC ("the Company") was organized on November 8, 2010 in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer. The Company is a limited liability company pursuant to the Florida Statute. The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker which include corporate debt, equities, and mutual fund securities. The Company does not maintain customer accounts.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers.

All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

The Company generates revenue primarily on a riskless principal transaction basis. The Company records commissions and related clearing expenses on a trade date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing broker remits its monthly statements.

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Other income includes mutual fund fee revenue which is a residual commission and is recorded over time as earned. Trailing commission revenue is generally based on a percentage of the current market value of the clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable. Trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less. The Company had no cash equivalents during the year ended December 31, 2019.

Concentrations of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk. During 2019, the Company had two unrelated customers who generated 10% of revenue, respectively.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on an estimated straight-line basis and a useful life of 5 years. The Company has established $1,000 as the threshold amount for minimum capitalization. Leasehold improvement is stated at cost less accumulated depreciation and amortization.

Income Taxes

The Company has made an election to be treated as a limited liability company under Federal Income tax laws and is viewed as a disregarded entity. The financial statements do not include a provision for income taxes, because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's taxable income. As of December 31, 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company did not have accrued interest or penalties associated with any uncertain tax benefits, nor was any interest expense recognized during the year ended December 31, 2019. The Company's 2017 through 2019 tax years are open for examination by federal and state taxing authorities.

2. Deposit With Clearing Organization

A deposit of $256,448 exists with Pershing, LLC. as of December 31, 2019.

3. Receivables From Broker and Dealers

The Company clears all of its securities transactions with Pershing, LLC. Receivables from brokers and dealers consist of net settlement receivables for commissions earned and commissions that had not settled at December 31, 2019. The receivables are short term in nature and resulted in a $1,948,481 balance at December 31, 2019.

4. 12b1 Fees Receivable

The Company generates mutual fund trailer fees which are recognized when earned. The balance was $94,114 is included in the accompanying statement of financial condition as of December 31, 2019.

5. Related Party Transactions

The Company has an expense sharing agreement with Andbanc Wealth Management ("AWM"), the Company's sole member and a related party. The annual rent incurred for the year 2019 was $145,511. The annual rent to be incurred for the subsequent years will reflect any increments that its holding company will incur under the lease agreement. In addition, AWM acts as a common paymaster for designated employees of the Company plus direct reimbursements for other operating expenses such as telephone, data services, and travel expenditures. The amount due to AWM was $49,804 as of December 31, 2019.

On December 1, 2019, the Company entered into a sub-clearing agreement with one of its affiliates, APW Uraguay S.A. in which the Company introduces their customers to the clearing broker. For the year ended December 31, 2019, the Company recognized $5,380 of revenues and as of December 31, 2019 had $5,380 of amounts due for such services included within prepaids and other assets in the accompanying statement of financial condition.

During 2019 the Company earned revenues from seven entities related to the Company based on common ownership and control totaling $324,122.

6. Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

At December 31, 2019 the carrying amounts reported in the balance sheet for cash, due from clearing broker, prepaid expenses, accounts payable and accrued expenses, commissions payable and due to related party, approximate fair value based on the short-term maturity of these instruments.

7. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2019, the Company's net capital balance as defined by SEC Rule 15c3-1 was $2,119,055 which exceeded the minimum requirement of $100,000. At December 31, 2019, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was .07 to 1.0.

8. Property and Equipment

Details of property and equipment at December 31, 2019 are as follows:

Furniture & fixtures	$57,264
Leasehold improvements	44,676
	101,940
Less accumulated depreciation	(55,953)
	$45,987

Depreciation expense was $20,784 for the year ended December 31, 2019.

9. Employee advances

In September 2018, the Company agreed to issue advances to two registered representatives in the form of sign on bonus, advances and draws. The sign on bonus of $190,000 is forgivable monthly in sixty equal installments as long as the representatives remain registered with the Company. In October 2019, the agreement was extended until September 2020 and amended to reflect the accrual of interest at an annual rate equal to 12-month LIBOR plus 1%. Accrued interest of $3,079 is included in the accompanying statement of operations as of December 31, 2019. The registered representatives received draws in the amount of $160,000 and $116,798 of their commissions generated was applied to their draws as of December 31, 2019. The remaining balance of $142,500 is included in advances in the accompanying statement of financial condition as of December 31, 2019. Additionally, the representatives are advanced compensation. The advanced compensation balance of $293,115 is included in the accompanying statement of financial condition as of December 31, 2019.

10. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

11. Subsequent Events

The Company has evaluated subsequent events from its year end through February 25, 2020, the date whereupon the financial statements were available to be issued and determined there are no items to disclose.

Supplementary Information

Andbanc Brokerage LLC
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2019

Total Ownership Equity Qualified for Net Capital	$ 2,721,080
Deductions and/or charges for non-allowable assets:	
Prepaid expenses and other assets	19,460
12b 1 fees receivable	94,114
Employee advances	435,615
Excess clearing deposit	6,448
Property and equipment, net	45,987
Other deductions and/or charges	-
Total deductions	601,624
Net Capital before haircuts	2,119,456
Haircuts:	
Foreign currency	401
Net Capital	2,119,055
Computation of Basic Net Capital Requirement	
Minimum Net Capital Requirement 6-2/3% of Aggegate Indebtedness of $10,302, or $100,000, whichever is greater	
Net capital requirement	100,000
Excess Net Capital	$ 2,019,055

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2019.

Andbanc Brokerage LLC
Schedule II: Computation of Aggregate Indebtedness
As of December 31, 2019

Computation of Aggregate Indebtedness	
Accounts payable, commissions payable, due to related party and accrued expenses	$ 154,528
Total Aggregate Indebtedness	$ 154,528
Ratio: Aggregate indebtedness to net capital	.07 to 1.0

Andbanc Brokerage LLC
Schedule III: Computation for Determination of Reserve Requirements And Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities Act of 1934
As of December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set for in the conditions for the exemptions appearing in the paragraph (k)(2)(ii) of the Rule.

The Company is claiming exception due to the fact that they do not clear securities transactions or take in customer funds. They do not have a retail business and do not have "customers".
Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3

ANDBANK / Andbanc Brokerage LLC
1221 Brickell Avenue, Suite 1550
Miami, Florida 33131
T +305-702-0600

Andbanc Brokerage, LLC

Exemption Report

We as members of management of Andbanc Brokerage, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2019 to December 31, 2019 without exception.

Andbanc Brokerage, LLC

I, Joaquin Frances, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer and Managing Director

Date: February 25, 2020

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM- – EXEMPTION REPORT REVIEW

To the Board of Managers and Member
of Andbanc Brokerage LLC:

We have reviewed management's statements, included in the accompanying Andbanc Brokerage LLC, in which (1) Andbanc Brokerage LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Andbanc Brokerage LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Andbanc Brokerage LLC stated that Andbanc Brokerage LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Andbanc Brokerage LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Andbanc Brokerage LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 25, 2020